ANYTRANSLATION CORP

2620 S. Maryland Parkway #14-857

Las Vegas, NV 89109

October 21, 2013

Mr. Larry Spirgel and Ms. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: AnyTranslation Corp

Registration Statement on Form S-1/A

Filed on: September 3, 2013

File No. 333-188358

Dear Mr. Hill and Ms. Krebs:

We received your letter dated September 12, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 3, 2013:

General

1. Please update your financial statements for the six months ended July 31, 2013.

We have revised to update our financial statements for the six months period ended July 31. 2013.

Prospectus Summary, page 5

2. We note your response to comment 1 from our letter dated August 15, 2013. Please consider adding risk factor disclosure addressing risks related to an investment in a shell company.

We hve revised to add an additional risk factor: “BECAUSE WE ARE A “SHELL COMPANY”, THE HOLDERS OF OUR RESTRICTED SECURITIES WILL NOT BE ABLE TO SELL THEIR SECURITIES IN RELIANCE ON RULE 144, UNTIL WE CEASE BEING A “SHELL COMPANY”.

We are a “shell company” as that term is defined by the applicable federal securities laws.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal rules, we are considered a “shell company”.  Applicable provisions of Rule 144 specify that during that time that we are a “shell company” and for a period of one year thereafter, holders of our restricted securities can not sell those securities in reliance on Rule 144.  This restriction may have potential adverse effects on future efforts to form capital. One year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule).  For us to cease being a “shell company” we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. potential adverse effects that these restrictions may have on future efforts to form capital.”

1 | Page

Risk Factors, page 9

Rule 144 Sales in the Future May have a Depressive Effect…, page 14

3. Please add a risk factor or revise this risk factor disclosure and its heading to reflect the limitations on the availability of Rule 144 to holders of shares in a shell company.

We have revised to add an additional risk factor: “BECAUSE WE ARE A “SHELL COMPANY”, THE HOLDERS OF OUR RESTRICTED SECURITIES WILL NOT BE ABLE TO SELL THEIR SECURITIES IN RELIANCE ON RULE 144, UNTIL WE CEASE BEING A “SHELL COMPANY”.

We are a “shell company” as that term is defined by the applicable federal securities laws.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal rules, we are considered a “shell company”.  Applicable provisions of Rule 144 specify that during that time that we are a “shell company” and for a period of one year thereafter, holders of our restricted securities can not sell those securities in reliance on Rule 144.  This restriction may have potential adverse effects on future efforts to form capital. One year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule).  For us to cease being a “shell company” we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. potential adverse effects that these restrictions may have on future efforts to form capital.”

Management’s Discussion and Analysis or Plan of Operation, page 17

4. We note your response to comment 9 from our letter dated August 15, 2013. You state that the disclosure from your last filing is current, but we note the following disclosure:

· “Hire an independent contractor to develop our website,” on page 18;

· “At this point, we are working on developing the website…,” on page 21 and

· “Our website is currently under construction,” on page 22.

                    Please update your disclosure to reflect, if true, that you have launched your website and it is operational.

We have updated our disclosure to reflect that our website is launched and it is operational.

Directors, Executive Officers, Promoter and Control Persons, page 24

5. Please clarify your response to comment 11 of our letter dated August 15, 2013. For example, please explain what is meant by the statement “Our Exhibit 3.1 is outdated and filled in error.” Moreover, please explain what you mean by the statement that your Nevada business license “was filled out in error and has since been corrected.” Please explain the meaning of the phrase “current annual list.” Explain how and why Roland Asmar was involved in the incorporation process of the company. Finally, please confirm that your as-filed Exhibit 3.1 represents your current articles of incorporation or advise.

In response to this comment we have identified Roland Asmar as our promoter.  In addition we provide following explanation:  Roland Asmar  has assisted with our incorporation process and is not currently involved in any of our corporate affairs.  The reason for this is at the time of our incorporation we needed assistance with our incorporation. Our exhibit 3.1 filed on  2013/03/05 erroneously contained our business license and annual list instead of our articles of incorporation. Our exhibit 3.1 did not include our current articles of incorporation. Our current articles of incorporation are filed as exhibit 3.1 on  2013/07/10.   Current annual list is an annual list which is required to be filed by Nevada Secretary of State which includes the list of officers and directors for the current year. Our current annual list can be viewed at www.nvsos.gov

Exhibits, page 50

6. We note that the date of execution reflected in your agreement with Traduction Syllatra and the date provided in your exhibit index for Exhibit 10.1 are still inconsistent. Please explain this discrepancy.

2 | Page

We have revised correct the inconsistency that was due to a typo error and provided the same actual date of “November 23, 2012” everywhere.

This letter responds to all comments contained in your letter dated September 12, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Andrei Catalin Ispas

Email: anytranslation@yahoo.com

Telephone: (702) 997-2269

Thank you.

Sincerely,

/S/ Andrei Catalin Ispas

Andrei Catalin Ispas, President

3 | Page